UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)

FLANIGAN’S ENTERPRISES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

338517105

(CUSIP Number)

Jeffrey D. Kastner

Flanigan’s Enterprises, Inc.

5059 N.E. 18th Avenue

Fort Lauderdale, Florida 33334

(954) 377-1961

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2021*

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐

* This Schedule 13 D amends and restates and updates the information contained in any and all prior Statements on Schedule 13D previously filed by James G. Flanigan (the “Reporting Person”) relating to the Common Stock of Flanigan’s Enterprises, Inc. (the “Issuer”).

CUSIP No. 338517105

1	NAME OF REPORTING PERSONS James G. Flanigan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		955,714	Shares
	8	SHARED VOTING POWER
		13,476	Shares
	9	SOLE DISPOSITIVE POWER
		817,020	Shares
	10	SHARED DISPOSITIVE POWER
		152,170	Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	969,190	Shares *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.1%
14	TYPE OF REPORTING PERSON IN

-----------------------------------

* Includes: (a) 741,796 shares owned of record by Flanigan Family Stock Holdings, LLC, a Florida limited liability company (“FFSH”). James G. Flanigan is a member and the sole Manager of FFSH and has sole voting and dispositive power over such 741,796 shares; (b) 138,694 shares owned of record by Motta-Flanigan LLC, a Florida limited liability company (“MFC”). James G. Flanigan is the sole Manager of MFC, has sole voting power over such 138,694 shares, and shares dispositive power over such shares with Patricia Ann Motta and James D. Motta, the trustees of a Motta family trust which is the sole member of MFC; (c) 13,076 shares owned by James G. Flanigan’s spouse for which he has shared voting and dispositive power; and (d) 400 shares owned by the children of James G. Flanigan over which he has shared voting and dispositive power as their custodian.

CUSIP No. 338517105

EXPLANATORY NOTE

This Schedule 13 D amends and restates and updates the information contained in any and all prior Statements on Schedule 13D previously filed by James G. Flanigan (the “Reporting Person”) relating to the Common Stock of Flanigan’s Enterprises, Inc. (the “Issuer”).

ITEM 1.	SECURITY AND ISSUER.

This statement relates to the shares of Common Stock of Flanigan’s Enterprises, Inc., a Florida corporation. The address of the Issuer is 5059 N.E. 18th Avenue, Fort Lauderdale, Florida 33334.

ITEM 2.	IDENTITY AND BACKGROUND.

The following sets forth the Reporting Person’s: a) name; b) residence or business address; c) present principal occupation or employment and the name, principal business and address of any corporation or other organizations in which such employment is conducted; d) whether or not, during the last five years, such Reporting Person was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); e) whether or not, during the last five years, such Reporting Person was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was, or is, subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding violations with respect to such laws; and f) citizenship.

(a)	James. G. Flanigan
(b)	5059 N.E. 18th Avenue, Fort Lauderdale, Florida 33334
(c)	Chief Executive Officer, President, and Chairman of the Board of Flanigan’s Enterprises, Inc.

5059 N.E. 18th Avenue, Fort Lauderdale, Florida 33334

(d)	No
(e)	No
(f)	United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Of the 969,190 shares of Common Stock of the Issuer beneficially owned by Mr. Flanigan, (a) 459,810 shares were acquired on August 31, 2020 pursuant to the terms of that certain Contribution Agreement dated August 31, 2020 by and among Flanigan Family Stock Holdings, LLC, a Florida limited liability company (“FFSH”), James G. Flanigan, Michael B. Flanigan, Patrick J. Flanigan, Margaret Fraser and various family trusts (collectively, the “Contributors”) pursuant to which each of the Contributors transferred shares of Common Stock of the Issuer to FFSH in exchange for a pro-rata membership interest in FFSH; (b) 138,694 shares were acquired on January 4, 2021 in connection with the transfer by Patricia Ann Motta and James D. Motta, as trustees of a family trust, of such shares of Common Stock to Motta-Flanigan LLC, a Florida limited liability company (“MFC”), in exchange for a 100% membership interest in MFC (the “Motta Transfer”); and (c) 88,700 shares were acquired in open market purchases with personal funds at various dates prior to the transactions described in (a) and (b). Pursuant to the Operating Agreements of FFSH, James G. Flanigan is the sole Manager of FFSH and has sole voting and dispositive power over the shares of Common Stock owned of record by FFSH. Pursuant to the Operating Agreement of MFC, James G. Flanigan is the sole Manager of MFC, has sole voting power over the shares of Common Stock owned of record by MFC, and shares dispositive power over such shares of Common Stock with Patricia Ann Motta and James D. Motta, the trustees of the sole member of MFC except with respect to a transaction involving the disposition of MFC’s shares of Common Stock in conjunction with all shares held by the Flanigan family, in which case Mr. Flanigan has sole dispositive power.

CUSIP No. 338517105

ITEM 4.	PURPOSE OF TRANSACTION.

Pursuant to the Contribution Agreement and the Motta Transfer, the Reporting Person acquired the shares of Common Stock in a reorganization of share ownership by the members of the immediate family of James G. Flanigan for investment and family planning purposes. The Reporting Person has no present plans or proposals which would result in, or are related to, any of the transactions described in subparagraphs (a) through (j) of Item 4 under Schedule 13D.

Subject to availability of shares at prices deemed favorable by the Reporting Person, the Reporting Person may acquire additional shares of Common Stock in the open market, in privately negotiated transactions with third parties, or otherwise by means of personal funds of the Reporting Person or working capital as contributed by the members of the Affiliated Companies.

Depending on prevailing conditions and the Reporting Person’s evaluation of the factors described above, the Reporting Person also may determine to sell, in the open market, in privately negotiated transactions with third parties or otherwise, or donate, all or part of the shares of Common Stock referenced hereby, depending on the course of action that the Reporting Person pursues with regard to his and the members of the Affiliated Companies’ investments generally, the price of shares of Common Stock, market conditions and other factors and may, at any time and from time to time, engage in hedging or similar transactions with respect to the shares of Common Stock.

The information set forth in Item, 3 is incorporated by reference in its entirety into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(c) In the last 60 days prior to the filing of this Amendment Schedule 13D, Mr. Flanigan has not effected any transactions in the shares of Common Stock other than the Motta Transfer.

The Reporting Person undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares acquired.

Other than the members of the Affiliated Companies who will receive, on a pro-rata basis, all of the respective economic benefit derived by the record ownership of the shares of the Issuer’s Common Stock by the Affiliated Companies, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by the Reporting Person.

CUSIP No. 338517105

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the knowledge of the Reporting Person, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Title

1.	Contribution Agreement dated August 31, 2020.

2.	Operating Agreement of Flanigan Family Holdings, LLC dated August 31, 2020, as amended by that certain First Amendment dated August 31, 2020.

3.	Operating Agreement of Motta-Flanigan LLC dated November 3, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2021	/s/ James G. Flanigan
James G. Flanigan